FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THEMINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 15TH, 2016

1.         DATE, TIME AND PLACE: On December 15hth, 2016, at 12:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: (i) Analysis and discussion of the management's report on the adoption of IFRS 05 for the investment in Via Varejo S.A.; (ii) Analysis and deliberation of the Company's strategic planning for the years 2017 to 2019, as well as the annual budget for 2017; (iii) Analysis and deliberation of the proposed share issuance under the Company's stock option program and the respective capital increase; and (iv) Analysis and deliberation, from the perspective of the Related Party Transactions Policy, for the grant of a guarantee by the Company, in order to assure obligations committed by Via Varejo S.A. regarding an agreement to be executed, as well as fee to be paid by Via Varejo S.A. to the Company with regards to such grant.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1. Analysis and discussion of the management's report on the adoption of IFRS 05 for the investment in Via Varejo S.A: after the presentation and discussions on the subject, in view of the process currently underway for the sale of the Company's stake in Via Varejo S.A. approved at the meeting held on November 23, 2011, and in line with the Company’s strategy to focus on the development of the food sector, the attending board members considered it to be in the Company's interest, adopting CPC 31 (IFRS 05), as approved by CVM Deliberation No. 598/09, to reclassify the Company's investment in Via Varejo as a discontinued operation and available asset for sale, in the preparation of its financial statements.

5.2. Analysis and deliberation of the Company's strategic planning for the years 2017 to 2019, as well as the annual budget for 2017: Mr. Christophe José Hidalgo presented the Company's strategic planning for the years 2017 to 2019, as well as the annual budget for 2017. Following the discussions, the Board Members decided to approve the Company's strategic planning for the years 2017 to 2019, as well as the annual budget for the year 2017, in line with the favorable recommendation of the Financial Committee.

5.3.      Analysis and deliberation of the proposed share issuance under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on 20 December 2006 (“Previous Plan”); (ii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (iii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”) and resolve:

5.3.1.   As a consequence of the exercise of options pertaining to Series A7 Silver and Gold of the Previous Plan, as well as Series B1, B2 and B3 of the Compensation Plan and Series C3 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 1,167,717.70 (one million one-hundred sixty-seven thousand seven-hundred seventeen Reais and seventy cents), by issuance of 197,574 (one-hundred ninety-seven thousand five-hundred seventy-four) preferred shares, whereas:

(i)                 13,526 (thirteen thousand five-hundred twenty-six) preferred shares, at the issuance rate of R$ 0.01 (one cent of real) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 135.26 (one-hundred thirty-five Reais and twenty-six cents), due to the exercise of options from Series A7 Gold;

(ii)               13,204 (thirteen thousand two-hundred four) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 1,056,320.00 (one million fifty-six thousand three-hundred twenty Reais), due to the exercise of options from Series A7 Silver;

(iii)             3,649 (three thousand six-hundred forty-nine) preferred shares, at the issuance rate of R$ 0.01 (one cent of real) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 36.49 (thirty-six Reais and forty-nine cents), due to the exercise of options from Series B1;

(iv)             3,086 (three thousand eighty-six) preferred shares, at the issuance rate of R$ 0.01 (one cent of real) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 30.86 (thirty Reais and eighty-six cents), due to the exercise of options from Series B2;

(v)               161,164 (one-hundred sixty-one thousand one-hundred sixty-four) preferred shares, at the issuance rate of R$ 0.01 (one cent of real) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 1,611.64 (one thousand six-hundred eleven Reais and sixty-four cents), due to the exercise of options from Series B3; and

(vi)             2,945 (two thousand nine-hundred forty-five) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 109,583.45 (one-hundred nine thousand five-hundred eighty-three Reais and forty-five cents), due to the exercise of options from Series C3;

Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.3.2.   Thus, the Company’s capital stock shall change from the current R$ 6,809,972,786.50 (six billion eight-hundred nine million nine-hundred seventy-two thousand seven-hundred eighty-six Reais and fifty cents) to R$ 6,811,140,504.20 (six billion eight-hundred eleven million one-hundred forty thousand five-hundred four Reais and twenty cents), fully subscribed and paid for, divided into 266,075,927 (two-hundred sixty-six million seventy-five thousand nine-hundred twenty-seven) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,396,076 (one-hundred sixty-six million three-hundred ninety-six thousand seventy-six) of which are preferred shares.

5.4. Analysis and deliberation, from the perspective of the Related Party Transactions Policy, for the grant of a guarantee by the Company, in order to assure obligations committed by Via Varejo S.A. regarding an agreement to be executed, as well as fee to be paid by Via Varejo S.A. to the Company with regards to such grant: after discussion and considering the favorable recommendation of the Audit Committee with respect to the due observance of the procedures imposed by the Company's Related Party Transactions Policy, the members of the Board of Directors resolved to approve the provision of bail, by the Company, to guarantee obligations assumed by Via Varejo S.A. regarding an agreement to be executed, as well as to approve a fee to be paid by Via Varejo S.A. to the Company due to such provision.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all those who attended the meeting. São Paulo, December 15th, 2016. Conduction of the Meeting: Chairman - Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 16, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.